

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

<u>Via E-mail</u>
Mr. Steven R. Saltzman
Vice President - Finance
Resource Real Estate Investors 7, L.P.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

RE: **Resource Real Estate Investors 7, L.P.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed March 21, 2012
        File No. 0-53962

Dear Mr. Saltzman:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Daniel L. Gordon

                        Daniel L. Gordon
                        Branch Chief